UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42717

Blue Gold Limited

(Translation of registrant’s name into English)

94 Solaris Avenue

Camana Bay

PO Box 1348

Grand Cayman KY1-1108

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Entry into Facility Agreement

On January 10, 2026, the Company entered into a Facility Agreement with Kaela Ritchie that provides for a drawdown loan facility of up to $2,000,000. The facility is available for drawdown by the Company for a period of six months with a maximum aggregate drawdown per week of $500,000. Interest will accrue at 10% per year on the drawn amounts. At maturity, the Company shall repay the balance and interest, provided, that, the Company may repay the balance at any time prior to maturity without premium or penalty. The facility matures on January 9, 2027.

The foregoing description of the facility agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the facility agreement, which is furnished herewith as Exhibit 10.1, and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Facility Agreement by and between the Company and Kaela Ritchie, dated January 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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